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Exhibit 16(a)(1)(vi)

                               [UWINK LETTERHEAD]

December 5, 2008

Dear Stockholder:

uWink, Inc. is offering to repurchase your stock for $0.50 per share, a $0.35, or 233%, premium above the closing price on December 1, 2008, the record date. In addition, we are offering an additional payment of $20 as an incentive for you to sell your stock to uWink by Thursday, January 15, 2009. This offer is only being made to uWink stockholders with 99 or fewer shares.

uWink will cover all transaction costs related to the stock buyback. For complete details regarding this offer, please see the attached Offer to Purchase for Cash document.

The purpose of this special stock repurchase program is to reduce the total number of stockholders in uWink, Inc. to save on future servicing fees, SEC reporting costs and other operating expenses. We estimate that stockholders owning 99 or fewer shares represent approximately 66% of our total record shareholder base but hold approximately 0.04% of our total shares outstanding.

If we are successful in reducing our total stockholders of record under 500, uWink, Inc. plans to deregister its common stock with the Securities and Exchange Commission. As a result of these actions, we expect to save considerable costs related to SEC reporting requirements, costs associated with implementing and complying with the Sarbanes Oxley Act and stock registrar costs. We also expect to reduce the significant amount of management time devoted to these activities.

In addition, if we are successful in deregistering, we intend to spin-off our Technology Licensing business, via a stock dividend, to our shareholders as a separate non-reporting company. We are still in the early stages of the development of each of our operating businesses and our Board of Directors believes that spinning off our Technology Licensing business, and eliminating the costs associated with being a reporting company for each of our operating businesses, will improve the prospects for raising growth capital for the Technology Licensing business, as well as allow each of our operating businesses to compete more effectively in its markets.

If you want to sell your shares back to uWink, Inc. for $0.50 per share plus the $20 incentive bonus, please complete the enclosed Authorization Card and return it with your stock certificate(s) in the envelope provided by January 15, 2009. If you have any questions about the stock offer, or if you cannot locate your stock certificate(s), please contact Nancy Nino of our company at (818) 909 6030 x 102 (telephone) for more information.

Sincerely,


Nolan K. Bushnell
Chairman and Chief Executive Officer